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                                                                     Exhibit 3.1


                               LAND O'LAKES, INC.
                       RESTATED ARTICLES OF INCORPORATION

                             AS AMENDED, AUGUST 1998

                            ARTICLES OF INCORPORATION

                                    ARTICLE I

The name of this corporation is Land O'Lakes, Inc.

                                   ARTICLE II

The nature of the business, or the objects or purposes to be transacted, promoted or carried on, are:

     1. To engage in any activity in connection with the production, grading, handling, processing, manufacturing, preserving, drying, packing, transportation, storage, warehousing, financing, advertising, buying, selling, marketing or distributing directly or through agents, in intrastate, interstate, or foreign commerce, of any agricultural product or products derived therefrom for itself, its stockholder members, and other farmer owned and operated associations of producers of such agricultural products;

     2. To promote, foster and encourage the orderly marketing of agricultural products through collective action; and to represent and advise its stockholders in matters relating to the production, procurement, storage, handling, transportation, processing, manufacture, distribution, marketing, and promotion of the use and sale of agricultural products;

     3. To purchase, manufacture, process, mine, store, handle, sell, transport, and distribute feed, seed, chemicals, fertilizers, petroleum, and petroleum products, building materials, and all commodities, supplies, services and equipment, related to agricultural operation, for the use and benefit of its stockholders and other patrons;

     4. To carry out all or any part of the foregoing objects as principal, factor, agent, contractor, joint venturer or otherwise, either alone or through or in conjunction with any person, firm, partnership, association or corporation;

     5. To provide management, financial, promotional, educational and other services for stockholders and patrons in connection with any of the foregoing objects and purposes;

     6. To engage in and carry on any other business which may conveniently be conducted in conjunction with the business of the corporation;

     7. To purchase, lease, hire or otherwise acquire, hold, own, construct, erect, improve, manage and operate, and to aid and subscribe toward the acquisition, construction or improvement of mines, plants, mills, factories, works, buildings, machinery, equipment, and facilities and any other property or appliances which may appertain to or be useful in the conduct of the business of the corporation.

     For such purposes, it shall have and may exercise all the powers permitted under the laws of the State of Minnesota.

                                   ARTICLE III

The corporation shall have perpetual existence.

                                   ARTICLE IV

     1. The amount of the total authorized capital stock of this corporation is Twelve Million Five Hundred Sixty Thousand Dollars ($12,560,000.00) divided into One Million (1,000,000) shares of Preferred Stock, par value Ten Dollars ($10.00) per share; Two Thousand (2,000) shares of Class A Common Stock, par value One Thousand Dollars ($1,000.00) per share; Fifty Thousand (50,000) shares of Class B Common Stock, par value One Dollar ($1.00) per share; Five Hundred
(500) shares of Class C Stock, par value One Thousand Dollars ($1,000.00) per share; and Ten Thousand (10,000) shares of Class D Stock, par value One Dollar ($1.00) per share.

     2. Class A Common Stock shall only be issued to and held by farmers' cooperative associations as defined in the Agricultural Marketing Act (12 U.S.C.A. 1141j (a)). Class B Common Stock shall only be issued to and held by individual farmers, or corporations which are engaged primarily in farming operations, substantially all of whose stockholders, officers and directors are farmers or share in the productivity of the farm. Class C Stock may be issued to and held by any association, firm, corporation or


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any other entity doing business on a cooperative basis other than an entity which is eligible to hold Class A Common Stock. Class D Stock may be issued to and held by any individual other than an individual who is eligible to hold Class B Common Stock. Preferred Stock may be issued to and held by any person, firm or corporation.

     3. The voting power shall be vested in the holders of Class A and Class B Common Stock exclusively. Individuals owning Class B Common Stock and corporations owning Class B Common Stock shall be restricted to one (1) vote in the affairs of this corporation. Class A common stockholders may have additional votes as provided for in the By-laws. Class C and Class D stockholders shall not be entitled to vote in the affairs of this corporation. Shares of stock shall be transferable only with the approval of the Board of Directors of this corporation.

     4. No dividends shall be paid on common stock of any class. Dividends on preferred stock shall not exceed eight percent (8%) per annum and shall be non-cumulative.

     5. Preferred stock may be retired in whole or in part at any time as determined by the Board of Directors, upon payment of the par value thereof plus any unpaid dividends declared thereon.

     6. In case of dissolution or liquidation, the owners of Preferred Stock shall be entitled and limited to receive the par value of their stock, plus any unpaid dividends declared thereon, before any payment is made to the holders of Class A and Class B Common Stock or Class C and Class D Stock.

     7. Net income in excess of dividends and additions to reserves shall be distributed on the basis of patronage, as provided for in the By-laws, and the records of the corporation may show the interest of patrons, stockholders of any classes, and members in the reserves, as provided for in the By-laws.

                                    ARTICLE V

This corporation shall have its registered and principal office at 4001 Lexington Avenue North, Arden Hills, Minnesota, and may have other offices in other localities.


                                   ARTICLE VI

These Articles of Incorporation may be amended as provided by law.

                                   ARTICLE VII

The members of the Board of Directors of this association shall not be held personally liable to this association or its members and patrons for any monetary damages for breach of fiduciary duty, except for: a breach of the director's duty of loyalty to this association or its members; for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; for a transaction from which the director derived an improper personal benefit; or for an act or omission occurring prior to the effective date of this provision, which is the date on which the amendment to the Articles of Incorporation of this association adding this provision is filed in the office of the Minnesota Secretary of State as required by law.